UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Shanda Interactive Entertainment Limited ———————————————————————————————————
(Translation of registrant’s name into English)

No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date: June 1, 2010	By:	Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Shanda Interactive Entertainment Limited (Shanda) (Nasdaq: SNDA), a leading interactive entertainment media company in China and Hurray! Holding Co., Ltd. (Hurray!) (Nasdaq: HRAY), a leader in online video portal operations, artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced that Shanda and Hurray! have entered into a definitive agreement under which Hurray! will acquire an online audio business of Shanda in exchange for 415,384,615 newly issued ordinary shares of Hurray!, and concurrently, Shanda will acquire Hurray!’s recorded music and wireless value-added services businesses in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment based on the May 31, 2010 cash balances of the businesses being transferred to Shanda. The net consideration to Hurray!, for its businesses excluding payment for the cash balances in the businesses being transferred is estimated to be approximately US$11